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                                                                              Exhibit 12


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                                         SOUTH CAROLINA ELECTRIC & GAS COMPANY
                                     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                     For Each of the Five Years Ended December 31, 1994
                                                    (Thousands of Dollars)



                                                                      Year Ended December 31,

                                                     1994        1993        1992        1991         1990
Fixed Charges as defined:
  Interest on long-term debt..................     $ 85,368    $ 77,975    $ 79,452   $  73,474    $  67,255
  Amortization of debt premium, discount and
   expense (net)..............................        1,993       1,435         765         776          600
  Interest on debt to affiliate...............          279          29          16         830        2,232
  Other interest expense......................        4,910       5,783       6,761       6,260        9,394
  Interest component of rentals...............        2,692       2,823         923         885          948

      Total Fixed Charges (A).................     $ 95,242    $ 88,045    $ 87,917    $ 82,225     $ 80,429
Earnings, as defined:
  Income......................................     $152,043    $145,968    $102,163    $122,836     $120,839
  Income taxes................................       82,716      80,738      50,158      67,863       66,389
  Total fixed charges above...................       95,242      88,045      87,917      82,225       80,429

      Total Earnings (B)......................     $330,001    $314,751    $240,238    $272,924     $267,657

Ratio of Earnings to fixed charges (B/A)......         3.46        3.57        2.73        3.32         3.33

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